OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 24th day of  July, 2006.

BETWEEN:

ALMADEN MINERALS LTD. (“Almaden”), a body corporate amalgamated under the laws of British Columbia, having an office at 1103 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 and MINERA GAVILAN, S.A. de C.V. (“Minera”), a Mexican Incorporated, and wholly owned subsidiary of Almaden with an office at Ricardo Flores Magon 67, Int. 8-N Colonia Centro, Parral, Chihuahua 33800, Mexico

(Collectively, the “ Optionors” or “Optionor”)

OF THE FIRST PART

AND

PINNACLE MINES LTD. (“Pinnacle”), a body incorporated pursuant to the laws of British Columbia, and having an office at #350 - 885 Dunsmuir Street, Vancouver, BC  Canada V6C 1N5

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A.

The Optionor is the legal and beneficial owner of the “Claims”, which are located in the State of Puebla Mexico and are collectively generally known and described as the "Tuligtic Project"; and;

B.

The Optionors have agreed to grant an option to the Optionee to acquire up to a 60% interest in the Tuligtic Project in consideration of the Optionee undertaking a work program on the Tuligtic Project aggregating US$6,000,000 and issuing an aggregate of 1,000,000 shares of the Optionee to Almaden as set forth herein;

C.

The Optionee is a reporting company on the TSX-Venture Exchange in Canada;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of $10 now paid by the Optionee to the Optionors, the receipt and sufficiency of which is hereby expressly acknowledged, and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a)

"Agreement" means this Agreement, as amended from time to time;

(b)

“Area of Interest” means that area within 5 kilometers from the boundary of any of the claims comprising the Property;

(c)

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(i)

any and all claims by governmental or regulatory authorities for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

(ii)

any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(d)

“Environmental Law” means all requirements of the common law, civil code or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses, permits or directives of any federal, state, territorial, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water or land, (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of lands;

(e)

“Effective Date” means the day on which Pinnacle receives written notice from the Exchange of its acceptance of all filings required to be made with the Exchange in respect of this Agreement or the subject matter hereof;

(f)

“Exchange” means the TSX Venture Exchange;

(g)

"Mining Work" means every kind of work done on or in respect of the Property or the products there from by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

(h)

"Option" means the sole and exclusive right and option to acquire and undivided 51% legal and beneficial interest in the Property;

(i)

"Property" means those mineral properties more particularly described in Schedule "A" hereto together with any surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

(j)

“Secondary Option” means the sole and exclusive right and option to acquire and undivided 9% legal and beneficial interest in the Property in addition to the interest that may be acquired pursuant and subject to exercise of the Option.

1.2

In this Agreement, all dollar amounts are expressed in lawful currency of the United States of America.

1.3

The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.4

Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2.

REPRESENTATIONS AND WARRANTIES

2.1

The Optionee represents and warrants to the Optionors that:

(a)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of British Columbia;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement;

(c)

it has full power and authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(d)

The Optionee has duly obtained all corporate authorizations for the execution of this Agreement and the performance of its obligations under this Agreement.

(e)

The Optionee agrees to, forthwith ater the execution of this Agreement to form or  acquire a wholly owned Mexican subsidiary (“NEWMEXCO”) with which to register this agreement in Mexico with Minera. This will be done as quickly as possible.

(f)

All applications or negotiations for surface rights access, government permits and agreement pertaining to work being performed on the property will be made by NEWMEXCO.

(g)

Any matters which arise which impede or delay the progress of work on the property by the Optionee or which may reasonably be anticipated to impede or delay the progress of work on the Property, for whatever cause, must be reported to the Optionor in a timely manner.

2.2

The Optionors represent and warrant to the Optionee that:

(a)

each has full legal capacity and competence to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of their obligations and duties hereunder;

(b)

it has full power and authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(c)

Minera is the sole owner of, and holds good and marketable title to an undivided 100% right, title and interest in and to claims of the Property

(d)

the Property is properly and accurately described in Schedule “A” hereto, and is in good standing under the laws of the jurisdiction in which the Property is located to and the conditions on and relating to the Property respecting all past and current operations thereon are to the best of its knowledge in compliance with all applicable federal and state laws including all Environmental Laws;

(e)

all taxes, assessment, rentals, levies or other payments relating to the Property and required to be made to any federal and state governmental instrumentality have been made;

3.

OPTION

3.1

The Optionors hereby grant to the Optionee the sole and exclusive right and option to acquire a 51% undivided interest in the Property by the making of expenditures for  Mining Work (“Expenditures”) and issuing shares of its capital as follows:

(a)

the Optionee spend US$300,000 in expenditures on the Tuligtic  Project by the first anniversary of the Effective date (firm commitment);

(b)

the Optionee issues 100,000 common shares of the Optionee to Almaden within 5 business days of the Effective Date;

(c)

the Optionee makes Expenditures of an additional US$ 1,000,000 on the Tuligtic Project by the second anniversary of the Effective date;

(d)

the Optionee makes Expenditures of an additional US$ 1,000,000 on the Tuligtic Project by the third anniversary of the Effective date;

(e)

the Optionee makes Expenditures an additional US$ 1,200,000 on the Tuligtic Project by the fourth anniversary of the Effective date;

(f)

the Optionee issues an additional 150,000 shares of the Optionee to Almaden within five business days of the first anniversary of the Effective date

(g)

the Optionee issues an additional 150,000 shares of the Optionee to Almaden within five business days of the second anniversary of the Effective date;

(h)

the Optionee issues an additional 150,000 shares of the Optionee to Almaden within five business days of the third anniversary of the Effective date;

(i)

the Optionee issues an additional 150,000 shares of the Optionee to Almaden within five business days of the fourth anniversary of the Effective date;

Any Expenditures in excess of the Expenditures for such period shall be credited towards the Expenditures required for a succeeding period or periods.

The Optionee shall use its best endeavours to file in a timely manner the requisite reports and materials with the Exchange (“Filing Materials”) to permit the issuance of shares in accordance with this paragraph, it being agreed that failure to issue shares shall not constitute a default hereunder until a period of 30 days after the due date for the issue of such shares unless such failure is occasioned by the Optionee’s failure to duly file Filing Materials.

The shares to fulfill the Share requirements set forth in section 3.1 (f) to 3.1 (i) and 4.1(b) shall be issued to Almaden.

3.2

Upon the fulfillment of the Expenditure requirements and the share requirements as set forth in section 3.1 the Optionee  shall be deemed to have earned an undivided 51% interest in the Property (the “Option Exercise”), subject always to compliance with the provisions of Section 6.3 (g).

SECONDARY OPTION

4.1

The Optionee is granted a further option to acquire a further 9% interest in the Property (the “Secondary Option”). Subject to compliance with the provisions of Section 6.3 (g),the Secondary Option shall be exercisable by the Optionee making Expenditureson the property in a further amount of $2,500,000 on or before the sixth anniversary of the Effective Date and issuing the following fully paid and non-assessable common shares of the Optionee as follows:

(a)

the Optionee spends an additional US$ 1,500,000 on the Tuligtic Project by the fifth anniversary of the Effective date;

(b)

the Optionee spends an additional US$ 1,000,000 on the Tuligtic Project by the sixth anniversary of the Effective date;

(c)

the Optionee issues a further 150,000 shares of the Optionee to Almaden on each of the 5th , 6th anniversaries of the Assignment Date;

5.

OPTIONEE’S RIGHTS

5.1

Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionee, its servants and agents shall have the sole and exclusive right to:

(a)

enter in, under or upon the Property and conduct Mining Work;

(b)

exclusive and quiet possession of the Property;

(c)

bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(d)

remove from the Property and dispose of for its own account ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

6.

POWERS, DUTIES AND OBLIGATIONS OF OPTIONEE

6.1

Until the Option is exercised or terminated in accordance with the terms of the Agreement, the Optionee shall have full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)

regulate access to the Property, subject only to the right of the Optionors and its representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon but at their own risk and expense;

(b)

employ and engage such employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder; and

(c)

execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and each party hereby irrevocably constitutes the Optionee its true and lawful attorney to give effect to the foregoing and hereby agrees to indemnify and save the Optionee harmless from any and all costs, loss or damage sustained or incurred without gross negligence or bad faith by the Optionee directly or indirectly as a result of its exercise of its powers pursuant to this Subsection 6.1(c).

6.2

In the event of any subdivision, consolidation or other change in the share capital of the Optionee prior to the exercise in full of the Secondary Option, the number of shares to be delivered or issued to the Optionor thereafter in connection with the exercise of the Option or the Secondary shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Optionee.  In the event the Optionee undertakes an amalgamation, merger, reorganization or other arrangement prior to the exercise in full of the Secondary Option, the number of shares to be delivered or issued to the Optionor thereafter shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

6.3

Until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionee shall have the duties and obligations to:

(a)

Keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the Optionee)

(b)

Keep the Property in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making all other payments required to be made which may be necessary in that regard, and shall provide to the Optionors proof of such filing and payment or payment in lieu not less than 30 days before the due date of such filing or payment. ;

(c)

Permit the Optionors and representatives, duly authorized in writing by them or either of them, access to all records prepared by the Optionee in connection with Mining Work.  The Optionee shall prepare and deliver to the Optionor at reasonable intervals, but in any event not less frequently than once each calendar quarter, reports on all Mining Work conducted by the Optionee. A formal written report prepared by a qualified person under the meaning of National Instrument 43-101 is required by the Optionor no later than of the Effective date of each year, to detail and describe the work performed during the preceding 12 months; If the optionor terminates the agreement before this date, the report is required within 14 days of the notice of termination.

(d)

Conduct all work on or with respect to the Property in a careful and minerlike manner and in accordance with the applicable laws of the jurisdiction in which the Property is located and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Property;

(e)

Maintain true and correct books, accounts and records of operations hereunder.

(f)

During the term of the Option, the Optionee shall pay all taxes, complete and file all assessment work and make all necessary payments and do such further and other acts as may be required to maintain the Property in good standing and shall not abandon or terminate the Option at any time less than 90 days prior to the date on which any act is required to maintain the Property in good standing.

(g)

provide to the Optionor copies of all news releases and other continuous disclosure documents filed or disseminated by the Optionee under securities laws of Canada and such other jurisdictions to which the Optionee may be subject which releases or documents shall comply with appropriate disclosure standards including, without limitation, NI 43-101.

(h)

Within 30 days after the end of each period within which expenditures are required (“Qualifying Expenditures”) to be made by the Optionee to maintain this Option Agrement in good standing the Optionee and before earning an interest in accordance with the provisions of Sections 3.2 or 4.1 of this agreement, shall supply to the Optionor a formal written geological or engineering report, prepared by a qualified person under the meaning of national Instrument 43-101, reporting in detail as to the work conducted and a report of the Qualifying Expenditures made by the Optionee. Such report of Qualifying Expenditures shall, if required by the Optionors, be certified to by the Optionee’s auditors.. Should such reports not be provided or should such reports not demonstrate expenditures sufficient to meet the required expenditures for the period covered by such report this Option Agreement may on notice in accordance with Section16.1 terminate the Option and the Secondary Option., or, at the election of the Optionors, require additional Qualifying Expenditures to be made or require payment in lieu of such expenditures.

7.

JOINT VENTURE

7.1

Upon the Optionee earning its interest under 3.2 or under 3.2 and 4.1 all operations shall be conducted on a joint venture basis the basic terms of which venture shall be as set forth in Schedule “B” or such further or other terms as the parties may agree upon.

7.2

In the event the Tuligtic Project is brought into Commercial Production, then within 5 business days of such Commercial Production being commenced the Optionee shall issue to Almaden an additional 150,000 common shares of the Optionee whether or not at the time of such commencement of Commercial Production a Joint Venture has been formed. "Commercial Production" means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations);

8.

TERMINATION OF OPTION

8.1

In the event of default in the performance of the requirements of Section 3.1 and 3.3, then, subject to the provisions of Sections 8.2 and 16.1 of this Agreement, the Option and this Agreement shall terminate.

8.2

The Optionee shall have the right to terminate this Agreement by giving 30 days' written notice of such termination to the Optionor and upon the effective date of such termination this Agreement shall be of no further force and effect except the Optionee shall be required to satisfy any requirements which have accrued under the provisions of this Agreement which have not been satisfied.

8.3

Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a)

deliver to the Minera on any and all reports, samples, drill cores and engineering data of any kind whatsoever pertaining to the Property or related to Mining Work which have not been previously delivered to the Optionor;

(b)

upon notice from the Minera, remove all materials, supplies and equipment from the Property; provided however, that the Minera may retain ore and, at the cost of the Optionee, dispose of any such materials, supplies or equipment not removed from the Property within one hundred and eighty (180) days of receipt of such notice by the Optionee; and

(c)

ensure that, at the effective date of termination of this Agreement, the Property is free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the Optionee) and in good standing for at least the next ensuing 6 months whether by having done and filed, or paid in lieu thereof, all taxes and assessment work necessary for that purpose.

9.

CONFIDENTIALITY

9.1

All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

10.

NOTICE

10.1

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

10.2

Any notice, direction, or other instrument aforesaid  will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

10.3

Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11.

FURTHER ASSURANCES

11.1

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

12.

AREA OF INTEREST

12.01

If at any time during the subsistence of this Agreement either the Optionor or the Optionee stakes any mineral property located wholly or partly within the Area of Interest, such party give written notice of the acquisition of such Interest to the other party within 30 days of the acquisition which sufficiently describes the acquisition, including the cost thereof. Within 30 days of receiving such notice the non-acquiring party shall notify the acquiring party in writing as to whether or not it intends that the acquisition should become part of the Property. If the non-acquiring party fails to so notify the acquiring party within 30 days of receipt of the notice of the acquisition, then the acquisition shall be for the sole interest of the acquiring party and not subject to the terms of the option.

12.02

If the acquiring party is the Optionor and the Optionee has notified the Optionor of its intention that the acquisition should become part of the Property, the Optionee shall pay the Optionor within 30 days, the cost of acquisition. Upon payment of the cost of the acquisition by the Optionee,Minera and Optionee shall each become the beneficial owner of an interest in the acquisition (in the proportions set forth in this option in effect at the date of the acquisition ) and the acquisition will become part of the option and is subject to the terms of this option save and except for the provisions of this Article 12.

12.03

If the acquiring party is the Optionee and the Optionor has notified the Optionee of the intention that the acquisition should become part of the Property, Minera  and the Optionee shall each become beneficial owner of an interest in the acquisition (in the proportions set forth in this option in effect at the date of the acquisition ) and the acquisition shall become part of the option and subject to the terms of the option, save and except for the provisions of this Article 12.

12.04

If an acquisition by the Optionee becomes part of the  Property as provided for herein, the cost of the acquisition shall be credited towards the expenditures in Article 3.

13.

TIME OF THE ESSENCE

13.1

Time shall be of the essence in the performance of this Agreement.

14.

ENUREMENT

14.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

15.

FORCE MAJEURE

15.1

No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each an "Intervening Event").

15.2

All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

15.3

A party relying on the provisions of Section 14.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

16.

DEFAULT

16.1

If a party (the "Defaulting Party") is in default of any requirement herein set forth, the party affected by such default (the "Non-Defaulting Party") shall give written notice to all other parties within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this Agreement, nor shall the Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within ten (10) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

17.

TRANSFERS

17.01

The Optionee with the consent of the Optionor first had and obtained, such consent to be not unreasonably withheld, may at any time during the Option Period sell, transfer or otherwise dispose of all or any portion of its interest in the Property and/or its rights and obligations under this Agreement; provided that any purchaser, grantee or transferee of any such interest delivers to the Optionor its agreement related to this Agreement and to the  Property , containing:

(a) a covenant by such transferee to perform all the obligations of the Optionee to be performed under this Agreement in respect of the interest to be acquired by it from the Optionee to the same extent as if this Agreement had been originally executed by such transferee as principal obligant; and

(b) a provision subjecting any further sale, transfer or other disposition of such interest in the  Property and/or this Agreement or any portion thereof to the restrictions contained in this section;

and further provided that any shares delivered to the Optionor in connection with the exercise of the Option must be shares of the Optionee, unless otherwise agreed in writing by the Optionor.

17.02

No assignment by the Optionee of any interest less than its entire interest in this Agreement shall, as between the Optionee and the Optionor, discharge it from any of its obligations hereunder, but upon the transfer by the Optionee of the entire interest at the time held by it in this Agreement (whether to one or more transferees and whether in one or in a number of successive transfers), the Optionee shall be deemed to be discharged from all obligations hereunder save and except for obligations which arose prior to the date of transfer.

17.03

If the Optionor or the Optionee (the "Vendor") should at any time after exercise of the Option receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Vendor to purchase all or substantially all of its interest in and to the Property , which offer the Vendor desires to accept, or if the Vendor intends to sell all or substantially all of its interest in and to the Property , the Vendor shall first make an offer (the "Offer") of such interest in writing to the other party (the "Offeree") upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Vendor, as the case may be.

17.04

Each Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Vendor, mean the person or persons to whom the Vendor intends to offer its interest) and, if the offer received by the Vendor from the Proposed Purchaser provides for any consideration payable to the Vendor or otherwise than in cash, the Offer shall include the Vendor's good faith estimate of the cash equivalent of the non-cash consideration.

17.05

If within a period of 60 days of the receipt of the Offer the Offeree notifies the Vendor in writing that it will accept the same, the Vendor shall be bound to sell such interest to the Offeree (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.

17.06

If the Offer so accepted by the Offeree contains the Vendor's good faith estimate of the cash equivalent consideration as aforesaid, and if the Offeree disagrees with the Vendor's best estimate, the Offeree shall so notify the Vendor at the time of acceptance and the Offeree shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.

17.07

If the Offeree so notifies the Vendor, the acceptance by the Offeree shall be effective and binding upon the Vendor and the Offeree and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act of British Columbia and shall be payable by the Offeree, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration; and the Offeree shall in such case pay to the Vendor, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Vendor being sold, the total purchase price which is specified in its notice to the Vendor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.

17.08

If the Offeree fails to notify the Vendor before the expiration of the time limited therefor that it will purchase the interest offered, the Vendor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days.

17.09

Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the Offeree, in form and substance satisfactory to its counsel, to be bound by the terms and conditions of this Agreement.

18.

SEVERABILITY

18.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.

AMENDMENT

19.1

This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

20.

ENTIRE AGREEMENT

20.1

This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

21.

OPTION ONLY

21.1

This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

22.

GOVERNING LAW AND ARBITRATION

21.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the Courts of the Province of British Columbia.

22.2

Any dispute arising between the parties shall if possible be settled by mediation. Failing resolution by mediation, the matter shall be determined by binding arbitration conducted under the Commercial Arbitration Act (British Columbia) and the place of arbitration shall be Vancouver, British Columbia.

REGULATORY APPROVALS AND REQUIREMENTS

23.01

The respective rights and obligations of the Optionor and the Optionee hereunder are subject to acceptance by the Exchange of any and all filings required to be made with the Exchange in respect of this Agreement and/or the subject matter hereof; and for greater certainty, the obligation of the Optionee to pay the Tax Obligation Amount and to issue the  Initial Shares are subject to receipt of final written Exchange acceptance of the Optionee’s filing in respect of this Agreement.

23.02

The Optionee will use reasonable efforts to obtain acceptance of the Exchange.In the event that such regulatory approval is not obtained within 60 days of the execution of this Agrement, the Optionors may elect, by notice in writin to the Optionee,  to regard the Agreement as being terminated and null and void.

THE COMMON SEAL of ALMADEN MINERALS LTD.

was hereto affixed in the presence of:

      “Morgan Poliquin”

C/S

Authorized Signatory

Authorized Signatory

THE COMMON SEAL of MINERA GAVILAN, S.A. de C.V.

was hereto affixed in the presence of:

     “Morgan Poliquin”

C/S

Authorized Signatory

Authorized Signatory

THE COMMON SEAL of PINNACLE MINES INC.

was hereto affixed In  the presence of:

      “Paul Saxton”

C/S

Authorized Signatory

Authorized Signatory

SCHEDULE “A”

Claim Data

SCHEDULE "B"

JOINT VENTURE TERMS

1.

Participating Interests

Initial interests and initial investments of Almaden and the Company/Optionee will be as set forth in the Option agreement

2.

Management Committee

The joint venture will be under the management of a management committee consisting of one representative of each participant and at least one alternate representative. A quorum for any Management Committee meeting shall be present if the representatives of all parties are present. The representative of the Operator shall be the chairman of Management Committee meetings. The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to it’s party’s interest percentage. The Management committee shall make decisions by simple majority.

3.

Operator

(a)

The Company/Optionee will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default.  Upon the Company/Optionee ceasing as operator Almaden shall become operator failing which, the Management Committee shall thereupon select another party to become Operator.

(b)

The non-operator may refer a question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c)

The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d)

The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and other programs, and otherwise in accordance with good mining practices.

(e)

The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f)

The operator's charges for management will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding $50,000; 1% of construction costs; and 2% of mine operating costs.  This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the Claims, which is not otherwise billed as a cost.  The charge has been established as an estimate of anticipated management and administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of acting in its capacity as Operator providing these services.

(g)

After commencement of commercial production the operator will have a lien on the non operator’s interest to secure the non operator’s cost share of expenditures and   the right to advance the cost share of a party in default, any such advances to be accounted for in dilution formulae outlined in Sections 5 (c) and 5 (d) of this Schedule.

(h)

Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(i)

Unless a feasibility study was delivered prior to the formation of the joint venture, the Management Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j)

A development program will be prepared by operator based on a feasibility study approved by the Management Committee.

(k)

Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(l)

After commencement of commercial production, operator will submit annual operating programs for management committee approval.

4.

Participation in Programs and Dilution

(a)

Parties will have an election as to whether to participate in any approved exploration program or approved development program up to the amount of its interest at such time.

(b)

Electing to participate in an approved program will make a participant liable for its agreed cost share of all expenditures for that program.

(c)

Electing not to participate in an approved program will result in dilution of interest, i.e. each party's interest will be calculated as follows:

AB + Y

B + C

(Where:

A = the interest of the party being diluted prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

“Relevant Program” means a program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.)

and the contributing party's interest will be correspondingly increased.

(d)

Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party's interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(e)

Until commencement of commercial production, a participant’s failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the defaulting party's interest will be:

AB + Y

2[B + C]

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

After commencement of commercial production, a participant’s failure to pay its cost share of an approved program after electing to participate will constitute default and result in dilution of interest, such that the defaulting party's interest will be:

AB + Y

B + 2C

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

(f)

Dilution to 10% will effect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 2.0% net smelter royalty, which will be in a form to be agreed by the parties.

5.

Disposition of Production

(a)

Each participant shall have the right to take its share of production in kind.

(b)

The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

6.

Transfers of Interests

(a)

Any transfer of interest in the property and the joint venture agreement will be subject to a right of first offer of the other participant substantially in the form set forth in the Option Agreement under the heading “ Transfers”.  Such a transfer cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement.

(b)

No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement.

7.

Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

8.

Dispute Resolution

Arbitration administered by the British Columbia International Commercial Arbitration Centre.

9.

Other

(a)

Force majeure

(b)

Confidentiality

(c)

Subject to British Columbia law.